Exhibit 99.1

Navios Maritime Partners L.P.

Reports Financial Results for the Third Quarter and

Nine Months Ended September 30, 2013

•	$275.0 million acquisition of five 6,800 TEU container vessels

•	Chartered out for 10 years at $30,150 net per day per vessel

•	$39.5 million annual EBITDA

•	$386.5 million aggregate EBITDA

•	$27.5 million annual free cash flow

•	58.0% increase in average charter duration to 3.8 years

•	$189.5 million add-on to Term Loan B facility

•	Net Income:

•	$13.1 million in Q3; $48.9 million for the nine months

•	EBITDA:

•	$35.6 million in Q3; $117.7 million for the nine months

•	Dividend of $0.4425 per common unit

Monaco, October 31, 2013 – Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an owner and operator of dry cargo vessels, today reported its financial results for the third quarter and nine months ended September 30, 2013.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners, stated: “I am pleased with the results of this quarter. In addition to strengthening our balance sheet through equity and debt capital market activities, we achieved $35.6 million of EBITDA and $13.1 million of Net Income.”

Angeliki Frangou continued, “We are announcing a quarterly distribution of $0.44 and a quarter cent. This represents an annual distribution of $1.77 and an attractive current yield of about 11.7%. With the transformative acquisition of the five container vessels, we are not only committed to this minimum distribution through the end of 2014, but we believe that we are positioned to increase distributions in the medium term as the dry bulk market improves.”

RECENT DEVELOPMENTS

Cash Distribution

The Board of Directors of Navios Partners declared a cash distribution for the third quarter of 2013 of $0.4425 per unit. The cash distribution is payable on November 13, 2013 to unitholders of record on November 8, 2013.

$275 million acquisition of five container vessels with 10 year charters

Navios Partners has agreed to acquire the following five South Korean-built containers for a total consideration of $275.0 million.

Container Vessels	Year Built	TEU	Delivery	Charter rate, net
Navios TBN1	2006	6,800	Q4 2013	$30,150
Navios TBN2	2006	6,800	Q4 2013	$30,150
Navios TBN3	2006	6,800	Q4 2013	$30,150
Navios TBN4	2006	6,800	Q4 2013	$30,150
Navios TBN5	2006	6,800	Q4 2013	$30,150

The vessels are chartered out for 10 years (with Navios Partners’ option to terminate after year seven), at $30,150 net per day per vessel. The total acquisition cost will be funded partially by the issuance of a $189.5 million add-on to the existing Term Loan B facility and available cash. The vessels are expected to generate approximately $39.5 million annual EBITDA and $386.5 million aggregate EBITDA for the 10 years of the charter period. EBITDA estimates assume expenses approximating operating cost structure under the amended Management Agreement and 360 revenue days per year.

Add-on to the Term Loan B

In October 2013, Navios Partners announced the issuance of a $189.5 million add-on to its existing Term Loan B facility. The add-on to the Term Loan B bears an interest rate of LIBOR +425 basis points and has a five year term, with a 1% amortization profile. Navios Partners intends to use the net proceeds to partially finance the acquisition of the five container vessels.

Acquisition of the Navios Joy and the Navios Harmony

On September 11, 2013, Navios Partners acquired from an unrelated third party the Navios Joy, a 181,389 dwt Japanese newbuild Capesize vessel, for a cash purchase price of $47.0 million. The Navios Joy has been chartered out to an investment grade counterparty for three years at a rate of $19,000 net per day. The charterer has been granted an option to extend the charter for two optional years, the first at $22,325 net per day and the second at $25,650 net per day. The vessel is expected to generate approximately $4.6 million annual EBITDA or $12.9 million aggregate EBITDA for the three years of the initial charter period. EBITDA estimates assume expenses approximating current operating costs and 360 revenue days per year.

On October 11, 2013, Navios Partners acquired from an unrelated third party the Navios Harmony, an 82,790 dwt 2006 Japanese-built Panamax vessel, for a cash purchase price of $17.8 million. The Navios Harmony has been chartered out to a high quality counterparty for four to six months at a rate of $14,725 net per day.

Renewal of Management Agreement Fees

Navios Partners renewed the fees under its existing Management Agreement with Navios Shipmanagement Inc. (the “Manager”), a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), fixing the rate for shipmanagement services of its owned fleet through December 31, 2015, excluding drydock and special survey costs that will be paid lumpsum at occurrence. The new operating costs including estimated daily drydock and special survey costs are: (a) $4,750 daily rate per Ultra-Handymax vessel; (b) $4,800 daily rate per Panamax vessel; (c) $5,700 daily rate per Capesize vessel; and (d) $7,500 daily rate per Container vessel.

Long-Term and Insured Cash Flow

Navios Partners has entered into medium to long-term time charter-out agreements for its vessels with a remaining average term of 3.8 years, providing a stable base of revenue and distributable cash flow. Navios Partners has currently contracted out 99.7% of its available days for 2013, 60.5% for 2014 and 48.2% for 2015, generating revenues of approximately $192.9 million, $183.2 million and $158.6 million, respectively. The average contractual daily charter-out rate for the fleet is $23,909, $27,844 and $30,046 for 2013, 2014 and 2015, respectively. The average daily charter-in rate for the charter-in vessels is $13,513 for 2013.

We have insured certain of our long-term charter-out contracts of the drybulk vessels for credit default occurring until the end of 2016, either through a “AA” rated European Union insurance provider up to a maximum cash payment of $120.0 million initially or through a separate agreement with Navios Holdings up to a maximum cash payment of $20.0 million.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Partners has compiled consolidated statements of income for the three and nine month periods ended September 30, 2013 and 2012. The quarterly 2013 and 2012 information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA and Operating Surplus are non-GAAP financial measures and should not be used in isolation or substitution for Navios Partners’ results.

(in $‘000 except per unit data)	Three Month Period ended September 30, 2013 (unaudited)	Three Month Period ended September 30, 2012 (unaudited)	Nine Month Period ended September 30, 2013 (unaudited)	Nine Month Period ended September 30, 2012 (unaudited)
Revenue	$46,578	$55,540	$146,013	$152,649
Net income	$13,123	$22,143	$48,880	$55,761
EBITDA	$35,642	$43,030	$117,742	$116,192
Earnings per Common unit (basic and diluted)	$0.19	$0.36	$0.72	$0.95
Operating Surplus	$28,187	$35,642	$99,410	$94,729
Maintenance and Replacement Capital expenditure reserve	$(3,516)	$(4,941)	$(10,450)	$(13,927)

Three month periods ended September 30, 2013 and 2012

Time charter and voyage revenues for the three month period ended September 30, 2013 decreased by $9.0 million or 16.1% to $46.5 million, as compared to $55.5 million for the same period in 2012. The decrease in time charter and voyage revenues was due to the decrease in time charter equivalent (“TCE”) to $23,202 for the three month period ended September 30, 2013, from $29,341 for the three month period ended September 30, 2012. The above decrease was partially mitigated by the increase in time charter and voyage revenues due to the acquisitions of the Navios Soleil on July 24, 2012, the Navios Helios on July 27, 2012 and the Navios Joy on September 11, 2013. As a result of the vessel acquisitions, available days of the fleet increased to 1,952 days for the three month period ended September 30, 2013, as compared to 1,882 days for the three month period ended September 30, 2012.

EBITDA decreased by $7.4 million to $35.6 million for the three month period ended September 30, 2013, as compared to $43.0 million for the same period in 2012. The decrease in EBITDA was due to a $9.0 million decrease in revenue, a $1.0 million increase in time charter and voyage expenses due to increase in voyage expenses incurred, a $0.3 million increase in management fees due to the increased number of vessels and a $0.1 million increase in general and administrative expenses. The above decrease was partially mitigated by a $3.0 million increase in other income/expenses, net, attributable to upfront payments from one of our charterers during an interim suspension period.

The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended September 30, 2013 and 2012 was $3.5 million and $4.9 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an Operating Surplus for the three month period ended September 30, 2013 of $28.2 million, as compared to $35.6 million for the three month period ended September 30, 2012. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the three months ended September 30, 2013 amounted to $13.1 million compared to $22.1 million for the three months ended September 30, 2012. The decrease in net income by $9.0 million was due to a $7.4 million decrease in EBITDA and a $1.9 million increase in interest expense and finance cost partially offset by a $0.3 million decrease in depreciation and amortization expense due to write-off of part of Navios Melodia favorable lease.

Nine month periods ended September 30, 2013 and 2012

Time charter and voyage revenues for the nine month period ended September 30, 2013 decreased by $6.6 million or 4.3% to $146.0 million, as compared to $152.6 million for the same period in 2012. The decrease in time charter and voyage revenues was due to the decrease in time charter equivalent to $24,903 for the nine month period ended September 30, 2013, from $29,513 for the nine month period ended September 30, 2012. The above decrease was partially mitigated by the increase in time charter and voyage revenues due to the acquisitions of the Navios Soleil on July 24, 2012, the Navios Helios on July 27, 2012 and the Navios Joy on September 11, 2013. As a result of the vessel acquisitions, available days of the fleet increased to 5,736 days for the nine month period ended September 30, 2013, as compared to 5,088 days for the nine month period ended September 30, 2012.

EBITDA increased by $1.5 million to $117.7 million for the nine month period ended September 30, 2013, as compared to $116.2 million for the same period in 2012. The increase in EBITDA was due to an increase of $13.0 million in other income due to upfront payments covering hire revenues during an interim suspension period, which was partially mitigated by a decrease of $6.6 million in revenue, a $0.7 million increase in time charter and voyage expenses due to increase in voyage expenses incurred, a $2.9 million increase in management fees due to the increased number of vessels, a $0.6 million increase in general and administrative expenses and a $0.7 million increase in other expenses.

The reserve for estimated maintenance and replacement capital expenditures for the nine month periods ended September 30, 2013 and 2012 was $10.4 million and $13.9 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an Operating Surplus for the nine month period ended September 30, 2013 of $99.4 million, as compared to $94.7 million for the nine month period ended September 30, 2012. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the nine months ended September 30, 2013 amounted to $48.9 million compared to $55.8 million for the nine months ended September 30, 2012. The decrease in net income by $6.9 million was due to a $3.1 million increase in interest expense and finance cost and a $5.3 million increase in depreciation and amortization expense due to the acquisitions of the vessels and the favorable lease terms recognized in relation to the Navios Buena Ventura partially mitigated by a $1.5 million increase in EBITDA.

Fleet Employment Profile

The following table reflects certain key indicators of Navios Partners’ core fleet performance for the three and nine month periods ended September 30, 2013 and 2012.

	Three Month Period ended September 30, 2013 (unaudited)	Three Month Period ended September 30, 2012 (unaudited)	Nine Month Period ended September 30, 2013 (unaudited)	Nine Month Period ended September 30, 2012 (unaudited)
Available Days (1)	1,952	1,882	5,736	5,088
Operating Days (2)	1,950	1,870	5,729	5,072
Fleet Utilization (3)	99.9%	99.4%	99.9%	99.7%
Time Charter Equivalent (per day) (4)	$23,202	$29,341	$24,903	$29,513
Vessels operating at period end	22	21	22	21

(1)	Available days for the fleet represent total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	Time Charters Equivalents (“TCE”) rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call details:

Navios Partners’ management will host a conference call today, Thursday, October 31, 2013 to discuss the results for the third quarter ended September 30, 2013.

Conference Call details:

Call Date/Time: Thursday, October 31, 2013 at 08:30 am ET

Call Title: Navios Partners Q3 2013 Financial Results Conference Call

US Dial In: +1.866.394.0817

International Dial In: +1.706.679.9759

Conference ID: 6828 0489

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 6828 0489

Slides and audio webcast:

There will also be a live webcast of the conference call, through the Navios Partners website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A supplemental slide presentation will be available on the Navios Partners’ website under the “Investors” section by 8:00 am ET on the day of the call.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Investor Relations Contact:

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

naviospartners@capitallink.com

EXHIBIT 1

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEET

(Expressed in thousands of U.S. Dollars except unit data)

	September 30, 2013 (unaudited)	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$145,824	$32,132
Restricted cash, short-term portion	1,017	29,529
Accounts receivable, net	15,533	7,778
Prepaid expenses and other current assets	260	594

Total current assets	162,634	70,033

Vessels, net	742,366	721,391
Deposits for vessels acquisitions	8,954	—
Deferred financing costs, net	4,910	2,767
Other long term assets	184	282
Intangible assets	128,727	160,479
Restricted cash, long-term portion	51,178	—

Total non-current assets	936,319	884,919

Total assets	$1,098,953	$954,952

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$4,926	$2,090
Accrued expenses	3,122	3,599
Deferred voyage revenue	1,729	9,112
Current portion of long-term debt	2,971	23,727
Amounts due to related parties	15,542	21,748

Total current liabilities	28,290	60,276

Long-term debt, net of current portion and discount	341,693	275,982

Total non-current liabilities	341,693	275,982

Total liabilities	$369,983	$336,258

Commitments and contingencies	—	—
Partners’ capital:
Common Unitholders (71,034,163 and 60,109,163 units issued and outstanding at September 30, 2013 and December 31, 2012, respectively)	724,492	616,604
General Partner (1,449,681 and 1,226,721 units issued and outstanding at September 30, 2013 and December 31, 2012, respectively)	4,478	2,090

Total partners’ capital	$728,970	$618,694

Total liabilities and partners’ capital	$1,098,953	$954,952

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

	Three Month Period ended September 30, 2013 (unaudited)	Three Month Period ended September 30, 2012 (unaudited)	Nine Month Period ended September 30, 2013 (unaudited)	Nine Month Period ended September 30, 2012 (unaudited)
Time charter and voyage revenues (includes related party revenue of $9,100 and $16,662 for the three and nine months ended September 30, 2013, respectively, and $2,347 and $4,297 for the three and nine months ended September 30 2012, respectively)	$46,578	$55,540	$146,013	$152,649
Time charter and voyage expenses	(3,787)	(2,772)	(10,557)	(9,935)
Management fees	(8,788)	(8,452)	(25,865)	(23,009)
General and administrative expenses	(1,395)	(1,322)	(4,452)	(3,874)
Depreciation and amortization	(18,206)	(18,496)	(58,232)	(52,974)
Interest expense and finance cost, net	(4,320)	(2,415)	(10,652)	(7,611)
Interest income	7	24	22	179
Other income	3,319	61	13,446	403
Other expense	(285)	(25)	(843)	(67)

Net income	$13,123	$22,143	$48,880	$55,761

Earnings per unit:

	Three Month Period ended September 30, 2013 (unaudited)	Three Month Period ended September 30, 2012 (unaudited)	Nine Month Period ended September 30, 2013 (unaudited)	Nine Month Period ended September 30, 2012 (unaudited)
Net income	$13,123	$22,143	$48,880	$55,761
Earnings per unit:
Common unit (basic and diluted)	$0.19	$0.36	$0.72	$0.95

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Nine Month Period Ended September 30, 2013 (unaudited)	Nine Month Period Ended September 30, 2012 (unaudited)
OPERATING ACTIVITIES
Net income	$48,880	$55,761
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	58,232	52,974
Amortization and write-off of deferred financing cost	3,349	420
Amortization of deferred dry dock costs	—	25
Changes in operating assets and liabilities:
Increase in restricted cash	(2)	(1)
Increase in accounts receivable	(7,755)	(3,391)
Decrease in prepaid expenses and other current assets	334	1,448
Decrease/(increase) in other long term assets	98	(244)
Increase/(decrease) in accounts payable	2,836	(37)
(Decrease)/increase in accrued expenses	(477)	190
Decrease in deferred voyage revenue	(7,383)	(6,620)
(Decrease)/increase in amounts due to related parties	(6,206)	14,932

Net cash provided by operating activities	91,906	115,457
INVESTING ACTIVITIES:
Acquisition of vessels	(47,455)	(88,505)
Deposits for acquisition of vessels	(8,954)	—
Acquisition of intangibles	—	(21,193)
Increase in restricted cash	(51,178)	—

Net cash used in investing activities	(107,587)	(109,698)
FINANCING ACTIVITIES:
Cash distributions paid	(89,808)	(79,315)
Proceeds from issuance of general partner units	3,167	1,472
Proceeds from issuance of common units, net of offering costs	148,037	68,563
Proceeds from long term debt, net of discount	245,000	44,000
Decrease/(increase) in restricted cash	28,514	(19,596)
Repayment of long-term debt and payment of principal	(200,314)	(44,208)
Debt issuance costs	(5,223)	(1,088)

Net cash provided by/(used in) financing activities	129,373	(30,172)

Increase/(decrease) in cash and cash equivalents	113,692	(24,413)

Cash and cash equivalents, beginning of period	32,132	48,078

Cash and cash equivalents, end of period	$145,824	$23,665

EXHIBIT 2

Owned Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date	Charter-Out Rate (1)
Navios Apollon	Ultra-Handymax	2000	52,073	February 2014	$13,500	(2)
Navios Soleil	Ultra-Handymax	2009	57,337	December 2013	$8,906
Navios La Paix(3)	Ultra-Handymax	2014	61,000	—	—
Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	September 2015	$12,000	(2)
Navios Felicity	Panamax	1997	73,867	May 2014	$12,000	(4)
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Helios	Panamax	2005	77,075	December 2013	$7,838
Navios Hyperion	Panamax	2004	75,707	April 2014	$37,953
Navios Alegria	Panamax	2004	76,466	February 2014	$16,984	(5)
Navios Orbiter	Panamax	2004	76,602	April 2014	$38,052
Navios Hope	Panamax	2005	75,397	July 2014	$10,000
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125
Navios Harmony	Panamax	2006	82,790	March 2014	$14,725
Navios Sun(3)	Panamax	2005	76,619	—	—
Navios Fantastiks	Capesize	2005	180,265	March 2014	$14,678
Navios Aurora II	Capesize	2009	169,031	November 2019	$41,325
Navios Pollux	Capesize	2009	180,727	April 2019	$40,888
Navios Fulvia	Capesize	2010	179,263	September 2015	$50,588
Navios Melodia(6)	Capesize	2010	179,132	September 2022	$29,356	(7)
Navios Luz	Capesize	2010	179,144	November 2020	$29,356	(8)
Navios Buena Ventura	Capesize	2010	179,259	October 2020	$29,356	(8)
Navios Joy	Capesize	2013	181,389	June 2016	19,000	(9)
Chartered-in Vessels
Navios Prosperity (10)	Panamax	2007	82,535	May 2014	$12,000	(4)
Navios Aldebaran (11)	Panamax	2008	76,500	June 2014	$11,000	(12)

Container Vessels	Type	Built	TEU	Charter Expiration Date	Charter-Out Rate (1)
Navios TBN 1(13)	Container	2006	6,800	November 2023	$30,150
Navios TBN 2(13)	Container	2006	6,800	November 2023	$30,150
Navios TBN 3(13)	Container	2006	6,800	November 2023	$30,150
Navios TBN 4(13)	Container	2006	6,800	November 2023	$30,150
Navios TBN 5(13)	Container	2006	6,800	November 2023	$30,150

(1)	Daily charter-out rate, net of commissions or net insurance or settlement proceeds, where applicable.
(2)	Profit sharing 50% on the actual results above the period rates.
(3)	Expected to be delivered in the first quarter of 2014.
(4)	Profit sharing: The owners will receive 100% of the first $1,500 in profits above the base rate and thereafter all profits will be split 50% to each party.
(5)	Profit sharing 50% above $16,984/ day based on Baltic Exchange Panamax TC Average.
(6)	In January 2011, Korea Line Corporation (“KLC”) filed for receivership. The charter was affirmed and will be performed by KLC on its original terms, following an interim suspension period during which Navios Partners trades the vessel directly.
(7)	Profit sharing 50% above $37,500/ day based on Baltic Exchange Capesize TC Average.
(8)	Profit sharing 50% above $38,500/ day based on Baltic Exchange Capesize TC Average.
(9)	The charterer has been granted an option to extend the charter for two optional years, the first at $22,325 (net) per day and the second at $25,650 (net) per day.

(10)	The Navios Prosperity is chartered-in for seven years until June 2014 and we have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen declining each year by 145 million Yen.
(11)	The Navios Aldebaran is chartered-in for seven years until March 2015 and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen declining each year by 150 million Yen.
(12)	Profit sharing: The owners will receive 100% of the first $2,500 in profits above the base rate and thereafter all profits will be split 50% to each party.
(13)	Expected to be delivered in the fourth quarter of 2013. The vessels are fixed on ten year charters with Navios Partners’ option to terminate after year 7.

EXHIBIT 3

Disclosure of Non-GAAP Financial Measures

1. EBITDA

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes.

EBITDA is presented because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

2. Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

3. Available Cash

Available Cash generally means for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the Board of Directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

4. Reconciliation of Non-GAAP Financial Measures

	Three Month Period ended September 30, 2013 ($ ‘000) (unaudited)	Three Month Period ended September 30, 2012 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2013 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2012 ($ ‘000) (unaudited)
Net cash provided by operating activities	$40,760	$42,960	$91,906	$115,457
Net (increase)/decrease in operating assets	(7,337)	3,993	7,325	2,188
Net (decrease)/increase in operating liabilities	(1,533)	(6,166)	11,230	(8,465)
Net interest cost	4,313	2,391	10,630	7,432
Amortization and write-off of deferred financing costs	(561)	(148)	(3,349)	(420)

EBITDA(1)	$35,642	$43,030	$117,742	$116,192
Cash interest income	9	8	25	196
Cash interest paid	(3,948)	(2,455)	(7,907)	(7,732)
Maintenance and replacement capital expenditures	(3,516)	(4,941)	(10,450)	(13,927)

Operating Surplus	$28,187	$35,642	$99,410	$94,729
Cash distribution paid relating to the first half	—	—	(59,872)	(54,486)
Cash reserves	4,386	(8,079)	(6,965)	(12,680)

Available cash for distribution	$32,573	$27,563	$32,573	$27,563

(1)

	Three Month Period ended September 30, 2013 ($ ‘000) (unaudited)	Three Month Period ended September 30, 2012 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2013 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2012 ($ ‘000) (unaudited)
Net cash provided by operating activities	$40,760	$42,960	$91,906	$115,457
Net cash used in investing activities	$(6,047)	$(50,197)	$(107,587)	$(109,698)
Net cash provided by/(used in) financing activities	$48,762	$(10,159)	$129,373	$(30,172)